FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRESS RELEASE October 25, 2006

Service Presse 16 rue de la Ville l’Evêque 75008 Paris FRANCE

SUEZ SELLS ITS STAKE IN NEUF CEGETEL, NETTING A PROFIT OF

ABOUT 269 MILLION EUROS

SUEZ has sold its entire 11.87% stake in Neuf Cegetel, which opened for trading on Euronext Paris today.

The sale was made on the basis of the opening price of 22,08 euros per share, with a transaction value of 500 million euros. It will be reported in the 2006 consolidated accounts as capital gains of about 269 million euros.

The settlement/delivery will take place on October, 27, 2006.

Since 2002, SUEZ has backed Neuf Cegetel in its growth and strategy development, specifically in terms of market consolidation. SUEZ is proud of Neuf Cegetel’s accomplishments and the success achieved by its General Management, as regards both industrial and financial performance.

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 157,650 people worldwide and achieved revenues of EUR 41.5 billion in 2005, 89% of which were generated in Europe and in North America..

Disclaimer

This press release contains forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor. This communication does not constitute the solicitation of an offer to sell or exchange any securities according to the Stock Exchange regulations of the United States.

Press contacts:	Analyst contacts:

France: + 331 4006 66 51	Arnaud Erbin: +331 4006 64 89
Belgium: +32 2 370 34 05	Eléonore de Larboust: +331 4006 17 53

This release is also available on the Internet: http://www.suez.com

Not for release, publication or distribution, directly or indirectly in or into Australia, Japan, the United States, or Canada

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2006	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary